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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13d

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(a)



                    Under the Securities Exchange Act of 1934

                  TENDER LOVING CARE HEALTH CARE SERVICES, INC.
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                     88032R
                                 (CUSIP Number)


                             FLOYD I. WITTLIN, ESQ.
                             RICHARDS & O'NEIL, LLP
                                885 THIRD AVENUE
                          NEW YORK, NEW YORK 10022-4873
                                 (212) 207-1200

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                OCTOBER 20, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]


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                                  SCHEDULE 13D

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CUSIP NO. 88032R
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(1)      Name of reporting persons.......................  David Savitsky
         S.S. or I.R.S. identification Nos. of above
         persons.........................................  ###-##-####
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(2)      Check the appropriate box if a member of a        (a) [ ]
         group (see instructions)........................  (b) [ ]
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(3)      SEC use only....................................
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(4)      Source of funds (see instructions)..............  N/A

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(5)      Check if disclosure of legal proceedings is
         required pursuant to items 2(d) or 2(e).........  [ ]
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(6)      Citizenship or place of organization............  United States
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Number of shares beneficially owned by
each reporting person with:
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(7)      Sole voting power...............................  1,157,643
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(8)      Shared voting power.............................  0
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(9)      Sole dispositive power..........................  1,157,643
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(10)     Shared dispositive power........................  0
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(11)     Aggregate amount beneficially owned by each
         reporting person................................  1,313,268
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(12)     Check if the aggregate amount in
         Row (11) excludes certain shares (see
         instructions)...................................  [ ]

--------------------------------------------------------------------------------
(13)     Percent of class represented by amount in Row
         (11)............................................  11.1%
--------------------------------------------------------------------------------
(14)     Type of reporting person (see
         instructions)...................................  IN
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ITEM 1. SECURITY AND ISSUER

                  This statement relates to the common stock, par value $.01 per share ("Common Stock"), of Tender Loving Care Health Care Services, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 1983 Marcus Avenue, Lake Success, New York 11042.

ITEM 2. IDENTITY AND BACKGROUND

                  (a) David Savitsky.

                  (b) Mr. Savitsky's business address is 1983 Marcus Avenue, Lake Success, New York 10042.

                  (c) Mr. Savitsky is Director and Vice Chairman, Government Relations of the Issuer.

                  (d) Mr. Savitsky has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

                  (e) Mr. Savitsky has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years that resulted in Mr. Savitsky being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  On October 20, 1999, Staff Builders, Inc., a Delaware corporation, ("Staff Builders"), consummated a spin-off of its home health care business through a distribution of the shares of Common Stock of the Issuer owned by Staff Builders (the "Spin-Off"). In the Spin-Off, Staff Builders distributed to each of its shareholders one share of Common Stock of the Issuer for every two shares of Staff Builders common stock held by such shareholder on October 12, 1999 (the "Record Date"). Beneficial ownership of the Common Stock to the extent described herein was acquired by Mr. Savitsky pursuant to the Spin-Off. No consideration was paid for the acquisition of the shares of Common Stock.

ITEM 4. PURPOSE OF TRANSACTION

                  Mr. Savitsky acquired the shares of Common Stock in the Spin-Off described in Item 3 above. Mr. Savitsky, in his capacity as a shareholder of the Issuer, does not have any plans or proposals which are related to or would result in:

                  (a) The acquisition by any person of additional securities of the Issuer, or disposition of securities of the Issuer;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;


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                  (c) A sale or transfer of a material amount of assets of the
Issuer or any of its subsidiaries;

                  (d) Any further change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) Any material change in the present capitalization or dividend policy of the Issuer;

                  (f) Any other material change in the Issuer's business or corporate structure;

                  (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

                  (j) Any action similar to any of those enumerated above.

                  In view of the fact that Mr. Savitsky is Director of the Issuer as well as the Vice Chairman, Government Relations, it is expected that he will confer from time to time with other directors and officers of the Issuer as to matters relating to the Issuer and its business which may include any of the corporate actions set forth above and that he may from time to time take or recommend such actions as he may deem desirable, including possibly any of such corporate actions.

                  In addition, as a principal stockholder of the Issuer, Mr. Savitsky reserves the right to take or recommend such actions as he may consider desirable, including possibly any of the corporate actions set forth above. Moreover, he intends to review from time to time his holdings of the Issuer's securities and reserves the right to acquire or dispose of the Issuer's securities, whether through open market purchases or otherwise.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

                  (a) Mr. Savitsky beneficially owns the securities as follows:
(i) 1,157,643 shares held directly; (ii) 101,300 shares held in various trusts (of which Mr. Savitsky's spouse is trustee) for the benefit of Mr. Savitsky's children; (iii) 3,725 shares held by Mr. Savitsky's spouse; and (iv) 50,600 shares held by one of Mr. Savitsky's children. Mr. Savitsky disclaims beneficial ownership of the securities indirectly held except to the extent of his pecuniary interest therein.

                  (b) Mr. Savitsky has sole power with respect to the voting and disposition of the 1,157,643 shares directly held.


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                  (c) Mr. Savitsky has not engaged in any transaction with
regard to the Common Stock during the past sixty days.

                  (d) With the exception of the securities indirectly held as described in paragraph (a), to the best of Mr. Savitsky's knowledge, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by Mr. Savitsky.

                  (e) Not applicable.



ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

                  None.

                [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]


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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Dated: October 29, 1999


                                            /s/ DAVID SAVITSKY
                                            --------------------------------
                                            David Savitsky




ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 100)



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